[TEMECULA VALLEY BANCORP INC. LETTERHEAD]





                                 April 23, 2009


VIA FEDEX

Ms. Babette Cooper
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549-4561

Dear Ms. Cooper:

           This letter responds to your letter dated April 16, 2009 concerning Temecula Valley Bancorp Inc. (the "Company"). We are attaching our Amended Form 8-K, which was filed on April 21, 2009 (the "filing").

           In connection with your letter and our amended filing, we acknowledge that:

               -- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

               -- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               -- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Sincerely,

                                             /s/ Martin E. Plourd
                                             --------------------

                                             Martin E. Plourd
                                             President/Chief Operating Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                   FORM 8-K/A
                                 AMENDMENT NO. 1

                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported): April 10, 2009

                                -----------------

                          TEMECULA VALLEY BANCORP INC.
             (Exact name of Registrant as specified in its charter)

            California              001-33897             46-0476193
         (State or other           (Commission         (I.R.S. Employer
  jurisdiction of incorporation)   File Number)     Identification Number)

                 27710 Jefferson Avenue
                       Suite A100
                  Temecula, California                       92590
        (Address of principal executive offices)          (Zip code)

       Registrant's telephone number, including area code: (951) 694-9940

                                 Not Applicable
          (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))


--------------------------------------------------------------------------------

Item 4.01 - Changes in Registrant's Certifying Accountant.

Explanatory Note: This Form 8-K/A amends the Current Report on Form 8-K of Temecula Valley Bancorp Inc., filed on April 15, 2009, in order to provide an amended copy of the letter from Crowe Horwath LLP dated April 15, 2009 stating that it agrees with the statements concerning its firm contained in the Form 8-K filed on April 15, 2009. The revised letter from Crowe Horwath LLP is attached hereto as Exhibit 16.1.


Item 9.01 - Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.              Description
-----------              -----------

16.1 Letter dated April 15, 2009 from Crowe Horwath LLP to the Securities and Exchange Commission regarding change in certifying accountant of the Company




                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           TEMECULA VALLEY BANCORP INC.


Date: April 20, 2009                       By:  /s/ MARTIN E. PLOURD
                                               ----------------------------
                                               Martin E. Plourd
                                               President

                                  EXHIBIT INDEX




Exhibit No.          Description
-----------          -----------

16.1 Letter dated April 15, 2009 from Crowe Horwath LLP to the Securities and Exchange Commission regarding change in certifying accountant of the Company

                                                One Mid America Plaza, Suite 700
     Crowe Horwath LLP                          Post Office Box 3697
     Member Crowe Horwath International         Oak Brook, Illinois 60522-3697
                                                Tel  630.574.7878
                                                Fax  630.574.1608
                                                www.crowehorwath.com



April 15, 2009



Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549

Ladies and Gentlemen:

We have read the comments made regarding us in Item 4.01 of Form 8-K of Temecula Valley Bancorp Inc., dated April 15, 2009 and filed April 15, 2009, as contained in the first sentence in paragraph one and the second, third and fifth paragraphs of Item 4.01, and are in agreement with those statements.


/s/ Crowe Horwath
-----------------


Crowe Horwath LLP
Oak Brook, Illinois


cc:  Mr. Neil Cleveland
     Chairman of the Board of Directors
     Temecula Valley Bancorp Inc.